                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G
                              (Amendment No. __)*

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       DELPHI INFORMATION SYSTEMS, INC.
                       --------------------------------
                               (Name Of Issuer)

                                 Common Stock
                        ------------------------------
                        (Title Of Class Of Securities)

                                   247171101
                        ------------------------------
                                (CUSIP Number)


                                  May 7, 1999
                        -------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]            Rule 13d-1(b)

     [X]            Rule 13d-1(c)

     [_]            RULE 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  247171101                                          Page 2 of 9 Pages


--------------------------------------------------------------------------------
 (1)   Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above
       Persons

       Roy L. Rogers, Trustee, The Rogers Family Trust, dtd January 21, 1981,
       as amended
--------------------------------------------------------------------------------
 (2)   Check the appropriate box if a member of a group        (a)
                                                               (b)  x
--------------------------------------------------------------------------------
  (3)  SEC Use Only

--------------------------------------------------------------------------------
  (4)  Citizenship or Place of Organization

       California
--------------------------------------------------------------------------------
Number of Shares                      (5)  Sole Voting Power         457,860
beneficially owned
by each reporting                     (6)  Shared Voting Power       -0-
person with
                                      (7)  Sole Dispositive Power    457,860

                                      (8)  Shared Dispositive Power  -0-

 (9)   Aggregate Amount Beneficially Owned By Each Reporting Person

            457,860
--------------------------------------------------------------------------------
 (10)  Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
 (11)  Percent Of Class Represented By Amount In Row (11)

        4.49 %
--------------------------------------------------------------------------------
 (12)  Type Of Reporting Person

        OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 247171101                                           Page 3 of  9 Pages


--------------------------------------------------------------------------------
 (1)   Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above
       Persons

       Roy & Ruth Rogers Unitrust
--------------------------------------------------------------------------------
 (2)   Check The Appropriate Box If A Member Of A Group (a)
                                                        (b)  X

--------------------------------------------------------------------------------
 (3)   SEC Use Only


--------------------------------------------------------------------------------
 (4)   Citizenship or Place of Organization

       California
--------------------------------------------------------------------------------
Number Of Shares                     (5)  Sole Voting Power         135,000
Beneficially Owned
By Each Reporting                    (6)  Shared Voting Power           -0-
Person With
                                     (7)  Sole Dispositive Power    135,000

                                     (8)  Shared Dispositive Power      -0-

 (9)   Aggregate Amount Beneficially Owned By Each Reporting Person

            135,000
--------------------------------------------------------------------------------
 (10)  Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
 (11)  Percent Of Class Represented By Amount In Row (11)

            1.32%
--------------------------------------------------------------------------------
  (12)  Type Of Reporting Person

            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  247171101                                          Page 4 of  9 Pages


--------------------------------------------------------------------------------
 (1)   Names of Reporting Persons. SS or I.R.S. IDENTIFICATION Nos. of Above
       Persons

       Roy L. Rogers IRA Account
--------------------------------------------------------------------------------
 (2)   Check The Appropriate Box If A Member Of A Group (a)
                                                        (b)  X

--------------------------------------------------------------------------------
 (3)   SEC Use Only


--------------------------------------------------------------------------------
 (4)   Citizenship or Place of Organization


       California
--------------------------------------------------------------------------------
Number Of Shares                (5)  Sole Voting Power         20,000
Beneficially Owned
By Each Reporting               (6)  Shared Voting Power          -0-
Person With
                                (7)  Sole Dispositive Power    20,000

                                (8)  Shared Dispositive Power     -0-

 (9)   Aggregate Amount Beneficially Owned By Each Reporting Person

       20,000
--------------------------------------------------------------------------------
 (10)  Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
 (11)  Percent Of Class Represented By Amount In Row (11)


        0.20%
--------------------------------------------------------------------------------
  (12)  Type Of Reporting Person

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 247171101                                        Page 5 of  9 Pages



 (1)   Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above
       Persons

       Roy L. Rogers
--------------------------------------------------------------------------------
 (2)   Check The Appropriate Box If A Member Of A Group (a)             [_]
                                                        (b)             [X]

--------------------------------------------------------------------------------
  (3)  SEC Use Only


--------------------------------------------------------------------------------
 (4)   Citizenship or Place of Organization

       US
--------------------------------------------------------------------------------
Number Of Shares                (5)  sole voting power         612,860
Beneficially Owned
By Each Reporting               (6)  shared voting power           -0-
Person With
                                (7)  sole dispositive power    612,860

                                (8)  shared dispositive power      -0-

 (9)   Aggregate Amount Beneficially Owned By Each Reporting Person

       612,860
--------------------------------------------------------------------------------
 (10)  Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
 (11)  Percent Of Class Represented By Amount In Row (11)

       6.01%
--------------------------------------------------------------------------------
 (12)  Type Of Reporting Person

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                             Page 6 of  9 pages

Item 1.

(a)  Name of Issuer: Delphi Information Systems, Inc. ("Issuer")

(b)  Address of Issuer's Principal Executive Offices:

     3501 Algonquin Road, Suite 500
     Rolling Meadows, Illinois   00008

Item 2.

(a)  Name of Person Filing:

     The Rogers Family Trust dtd January 21, 1981, as amended ("RFT") Roy & Ruth Rogers Unitrust ("R&RRU")
     Roy L. Rogers IRA Account ("RLRIRA")
     Roy L. Rogers ("RLR")


(b)  Address of Principal Business Office:


     2700 Sand Hill Road
     Menlo Park, CA  94025

(c)  Citizenship/Place of Organization:

     Entities:                 RFT           -             California
                               R&RRU         -             California
                               RLRIRA        -             California

     Individuals:              RLR           -             United States

(d)  Title of Class of Securities:  Common Stock

(e)  CUSIP Number:  247171101

Item 3.  Not applicable.

 Item 4   Ownership.


                                    RFT      R&RRU    RLRIRA     RLR
----------------------------------------------------------------------
(a)     Beneficial Ownership      457,860   135,000   20,000   612,860
----------------------------------------------------------------------
(b)     Percentage of Class          4.49%     1.32%     .20%     6.01%
----------------------------------------------------------------------
(c)     Sole Voting Power         457,860   135,000   20,000   612,860
----------------------------------------------------------------------
        Shared Voting Power           -0-       -0-      -0-       -0-
----------------------------------------------------------------------
        Sole Dispositive Power    457,860   135,000   20,000   612,860
----------------------------------------------------------------------
        Shared Dispositive Power      -0-       -0-      -0-       -0-
----------------------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

Not applicable.

EXHIBITS

A:  Joint Filing Statement

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Date:  August  5, 1999

THE ROGERS FAMILY TRUST                 RUTH & ROY ROGERS UNITRUST
DTD JANUARY 21, 1981, AS AMENDED



By:  /s/ Roy L. Rogers                  By:  /s/ Roy L. Rogers
     -----------------                       -----------------
        Trustee                                 Trustee


ROY L. ROGERS IRA ACCOUNT

By:  /s/ Roy L. Rogers
     -----------------




     /s/ Roy L. Rogers
     -----------------
        Roy L. Rogers

                                   EXHIBIT A

                           AGREEMENT OF JOINT FILING

        We, the undersigned, hereby express our agreement that the attached
Schedule 13G is filed on behalf of us.

Date:  August  5, 1999

THE ROGERS FAMILY TRUST                      RUTH & ROY ROGERS UNITRUST
DTD JANUARY 21, 1981, AS AMENDED



By:  /s/ Roy L. Rogers                       By:  /s/ Roy L. Rogers
     -----------------                            -----------------
     Trustee                                      Trustee

ROY L. ROGERS IRA ACCOUNT


By:  /s/ Roy L. Rogers
     -----------------
     Roy L. Rogers


      /s/ Roy L. Rogers
      -----------------
      Roy L. Rogers